Exhibit 1.01

Conflict Minerals Report of Nordson Corporation

For The Year Ended December 31, 2014

Introduction

Nordson Corporation (“our,” “we” or “us”) engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. These products are supported with extensive application expertise and direct global sales and service. We serve a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Our principal manufacturing facilities are located in the United States, Belgium, the Peoples Republic of China, Germany, India, the Netherlands, Thailand and the United Kingdom.

Pursuant to the Securities and Exchange Commission’s conflict minerals rule adopted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Rule”), this Report was not subject to an independent private sector audit.

Reasonable Country of Origin Inquiry

We evaluated our products and determined that certain products manufactured during calendar year 2014 were manufactured with materials or components that contain, or likely contain, conflict minerals that are necessary to the functionality or production of those products.

We then worked to identify suppliers that we believed provide materials or components containing conflict minerals.  Given the size and complexity of our supply chain, we focused on our largest suppliers, ranked by the amount that we paid to each supplier.

An escalation process was initiated with those surveyed suppliers who continued to be nonresponsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation.  Using a risk-based approach, we evaluated responses from the surveyed suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain conflict minerals and the origin of such conflict minerals.  We engaged certain surveyed suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that our inquiries regarding conflict minerals were understood and complied with.

For the period covered by this Report, we obtained responses from suppliers representing approximately 90% of our total direct material spend during the period covered by this Report.  Based on the information obtained pursuant to the reasonable country of inquiry process described above, we do not have sufficient information to determine the country of origin of all of the conflict minerals in our supply chain. We continue to work to improve our reasonable country of origin process as described in more detail below.

Our customers can access our conflict minerals statement on our website, www.nordson.com. Our conflict minerals statement informs customers of where we are in our Rule compliance efforts. Customer inquiries are handled on a case by case basis, utilizing the conflict minerals statement or customized responses using the Conflict Free Sourcing Initiative (CFSI) Conflict Mineral Reporting Template (CMRT), as appropriate.  Since we are an industrial equipment supplier, many of our products are not incorporated into our customers’ products and, therefore, do not fall within the scope of the Rule as applied to our customers.

Due Diligence Framework

We have implemented measures to determine the sources and chain of custody of conflict minerals necessary to the functionality or production of our products, if any.

Our due diligence process has been designed to conform, in all material respects relevant to the disclosure requirements under the Rule, with the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Due Diligence Undertaken

Internal Management.

We have established a Conflict Minerals Reporting Oversight Committee.  The team members include representatives from our Supply Chain Management, one of whom is our designated member of senior management, Legal, Product Compliance, Finance and Internal Audit departments. The team meets monthly. Periodic reports are made to the audit committee of the board of directors with respect to our due diligence process and compliance obligations.

External Communications and Supply Chain Engagement.

In addition to our conflict minerals statement (described above), our Conflict Minerals Policy, adopted on May 6, 2014, is available on our website, www.nordson.com. In conjunction with the adoption of the Conflict Minerals Policy, we revised our Supplier Code of Ethics, which outlines the ethical standards with which we expect our suppliers to comply, to reflect our expectations that our suppliers procure materials from sources that do not directly or indirectly support non-state armed groups.  The Conflict Minerals Policy and Supplier Code of Ethics have been distributed to our suppliers.

We survey our suppliers, as described above, utilizing the CMRT. Also, we utilize product compliance software (the Global Environmental Management System (GEMS)). GEMS software is used by our product lines that have access to our enterprise resource planning system to automate the CMRT, and to collect and analyze the survey data. For our other product lines without access to our enterprise resource planning system, the survey is sent to suppliers using a manual distribution, collection, and analysis process.

Currently, the results from our surveys are used to identify the likely areas of conflict mineral usage within our supply chain. Future surveys will focus efforts on these areas.

Suppliers are encouraged to send inquiries or other information concerning conflict minerals to productcompliance@nordson.com.

Future Improvements to and Steps in the Reasonable Country of Inquiry and Due Diligence Process

Identify Risks in our Supply Chain.

Although we are still in the process of collecting and analyzing the data received from our conflict minerals surveys described above, we plan to aggregate and review the smelters from each of our suppliers identified as being in the conflict mineral supply chain. The list of smelters will then be compared to the CFSI Electronic Industry Citizenship Coalition e-Sustainability Initiative (EICC-GeSI) validated smelters lists. Those smelters not found to be on the validated lists will be assessed as higher risk.

If, through our smelters lists, we discover that certain of our products contain conflict minerals, or we cannot definitively deem a product to be conflict free, we will analyze the adverse impact of this determination pursuant to the standards set forth in our Conflict Minerals Policy and Supplier Code of Ethics.

Design and Implement a Strategy to Respond to Identified Risks.

Once we compile our supply chain information through the processes described above, our findings will be reported to our executive officer committee. Identified areas of risk in our supply chain will be subject to a risk management plan developed pursuant to our Supplier Code of Ethics and Conflict Minerals Policy.  Such risk management plan may include continuing trade throughout the course of measurable risk mitigation efforts, temporarily suspending trade while pursuing ongoing measurable risk mitigation, or disengaging with a supplier after failed attempts at mitigation or where we deem risk mitigation not feasible or unacceptable.

Once our risk management plan is implemented, we will track performance of our risk mitigation efforts and report the results back to our executive officer committee.  For risks requiring additional mitigation, or after a change of circumstances, we will undertake additional fact and risk assessments.

Carry Out Independent Third-Party Audit, if Necessary.

We will rely on third party assurances and certifications.  For example, if a supplier provides the name of a smelter or source mine, we would compare the reply to the listing of smelters from the EICC-GeSI Conflict-Free Smelter program thereby relying on the program’s processes.

Report on Supply Chain Due Diligence

We have taken the information gathered through the above-described due diligence process and compiled this Report.  In the future, we will take such information and compile it in a Report or in our specialized disclosure report as required by the Rule, whichever is applicable.

Due Diligence Results

Based on the information obtained pursuant to the due diligence process described above, we do not have sufficient information to determine the known facility/smelter or country of origin of the conflict minerals used in our products.  We continue to work to identify these facilities and the country of origin of the minerals by engaging with our suppliers in an effort to obtain this information.